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ANN... D REPORT
FORM X-17A-5
PART III

RECEIVED FEB 25 2005

SEC FILE NUMBER
8- 053647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crane Capital Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Park View Road
(No. and Street)

Rowayton (City) CT (State) 06853 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Adams 416-975-4595
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Klein, David E.
(Name – *if individual, state last, first, middle name*)

8033 Old York Road, Suite 209 (Address) Elkins Park (City) PA (State) 19027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Doug Adams swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crane Capital Associates, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Controller

Title

Notary Public

This report **contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Members' or Sole Proprietors' Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

David E. Klein
Certified Public Accountant
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTS
PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

8033 Old York Road, Suite 209
Elkins Park, Pennsylvania 19027-1422
(215) 635-4066
Fax: (215) 635-4068
E-mail: DOVIDKLEIN@AOL.COM

INDEPENDENT AUDITOR'S REPORT

The Members
Crane Capital Associates, LLC
Rowayton, Connecticut

We have audited the accompanying statement of financial condition of Crane Capital Associates, LLC, as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Crane Capital Associates, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Respectfully submitted,

David E. Klein

David E. Klein
Certified Public Accountant
Elkins Park, PA

February 8, 2005

Crane Capital Associates, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS	
Cash and cash equivalent	$ 47,124
Commissions receivable	773,928
Equipment, net	561
Prepayments and deposits	9,345
TOTAL ASSETS	$830,958
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accrued expenses and other liabilities	$481,659
Members' equity	349,299
TOTAL LIABILITIES AND MEMBERS' EQUITY	$830,958

See accompanying summary of business and significant accounting policies and notes to financial statements

Crane Capital Associates, LLC
SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
December 31, 2004

BUSINESS

Crane Capital Associates, LLC ("Company") is a Delaware limited liability company. The Company raises capital for private equity funds and alternative asset managers. The Company is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc ("NASD"). The Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

REVENUE RECOGNITION

Commission revenue is recorded during the period revenues are earned.

SECURITIES TRANSACTIONS

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned, not readily marketable, are valued at fair value as determined by management. The fair value may be higher or lower than the value that would have been used had a ready market existed and differences could be material. Unrealized gains and losses are included in operating results.

EQUIPMENT

Equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, which is 3 years.

INCOME TAXES

No income tax provision has been made in the accompanying financial statements as the members report their share of the Company's income or loss on their income tax returns.

USE OF ESTIMATES

In preparing a statement of financial condition in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Crane Capital Associates, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 1: SECURITIES OWNED, NOT READILY MARKETABLE,LOSS ON INVESTMENTS

At December 31, 2004, securities owned, not readily marketable consisted of an investment in an investment company in which the Company valued at zero. The company recognized the loss on the investment in 2004 by writing off the cost of the investment.

NOTE 2: COMMISSION RECEIVABLE

No allowance for uncollectible accounts has been provided as the Company believes that all its accounts receivable are collectible. Any account may be determined to be uncollectible will be written off directly to expense at that time.

NOTE 3: EQUIPMENT, NET

December 31, 2004	
Computer equipment	$3,066
Less: accumulated depreciation	2,505
	$ 561

NOTE 4: RELATED PARTY TRANSACTIONS

One of the members of the Company, Crane Capital Associates, Inc. ("CCA") performs the billings on behalf of the Company and two of its affiliates. The amount of these billings included in commission revenue for 2004 is $395,699. Included in commissions receivable at December 31, 2004 is an $393,928 receivable due from CCA.

At December 31, 2004, the Company had a payable of $102,698 to the Company's other member, Zuidema Wachter, LLC, ("ZW"), which is included in accrued expenses and other liabilities. Included in commissions expense for the year ended December 31, 2004 is $130,037 to ZW.

Guarantee

CCA is a majority member of the Company and has guaranteed to contribute capital to the Company in the future, if the Company was to have a net capital deficiency.

NOTE 5: OCCUPANCY

The Company has entered into an operating lease agreement to utilize office space, which expires February 28, 2005. As of December 31, 2004, remaining future minimum lease payments are $2,900. Rent expense incurred under operating leases for the year ended December 31, 2004 was $17,892.

NOTE 6: REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company had regulatory net capital of $45,383 and a minimum regulatory net capital requirement of $32,111. The regulatory net capital ratio of the Company was 10.61 to 1.